UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 1-14959 Brady Corporation

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRADY MATCHED 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRADY CORPORATION
6555 WEST GOOD HOPE ROAD
PO BOX 571
MILWAUKEE WI 53202-0571

Brady Matched 401(k) Plan
Financial Statements as of and for the Years Ended December 31, 2014 and 2013, Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

BRADY MATCHED 401(k) PLAN
TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE	14
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

Exhibit 23.1 - Consent of CliftonLarsonAllenLLP

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

Retirement Committee
Brady Matched 401(k) Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Brady Matched 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Brady Matched 401(k) Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

Milwaukee, Wisconsin
June 25, 2015

BRADY MATCHED 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2014 and 2013

	2014	2013
ASSETS
Investments - at fair value	$211,368,752	$205,592,320
Cash	39,247	88,135
Receivables
Company contributions	1,104,631	966,747
Notes receivable from participants	2,740,778	2,847,069
Total receivables	3,845,409	3,813,816
Total assets	215,253,408	209,494,271
LIABILITIES — excess contributions payable	(697)	—
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	215,252,711	209,494,271
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(259,033)	(337,947)
NET ASSETS AVAILABLE FOR BENEFITS	$214,993,678	$209,156,324
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2014 and 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions
Participant	$8,615,402	$7,614,502
Company	4,236,689	3,550,157
Rollover	996,542	666,937
Total contributions	13,848,633	11,831,596
Investment income
Net appreciation in fair value of investments	789,331	26,891,762
Interest and dividends	9,309,534	7,275,396
Other income	—	8,622
Net investment income	10,098,865	34,175,780
Interest income from notes receivable from participants	90,881	102,545
Total additions	24,038,379	46,109,921
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	17,778,931	17,720,407
Administrative expenses	422,094	384,516
Total deductions	18,201,025	18,104,923
NET INCREASE	5,837,354	28,004,998
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	209,156,324	181,151,326
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$214,993,678	$209,156,324
The accompanying notes are an integral part of the financial statements.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
NOTE 1—DESCRIPTION OF THE PLAN
The following description of the Brady Matched 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan, which provides retirement benefits to substantially all full-time employees of Brady Corporation (the Company). The Plan does not provide benefits for employees covered by a collective bargaining agreement, leased employees, non-resident aliens, co-op students, on-call employees or interns. An employee may become a participant in the Plan on the employee’s initial date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 50% of their annual base compensation subject to the Internal Revenue Code (IRC) limitations. These voluntary contributions can be withdrawn in whole or part in the event of qualifying emergencies (as defined by the Plan), subject to certain restrictions. The Company is required to contribute a 100% matching contribution of the first 3% and 50% of the next 2% that a participant contributes, subject to compensation limits of $260,000 for calendar year 2014, adjusted for inflation. Participants self-direct all participant and Company contributions. The Plan offers a Roth 401(k) option where contributions are made on an after-tax basis. Upon distribution, Roth contributions are tax-free.
Effective September 1, 2014, Brady began allowing the conversion of existing 401(k) retirement plan assets to Roth 401(k) accounts. There were no participants in calendar year 2014 who elected to convert their 401(k). Previously, conversions could be done only by participants who were also eligible to take a distribution from the plan, which in most cases were done by those age 59 1/2 or older.
Brady acquired Precision Dynamics Corporation in December 2012. The decision was made that the Precision Dynamics Cash Option 401(k) Plan would not be merged into the Plan. The Precision Dynamics Cash Option 401(k) Plan was frozen in 2013 and these employees became eligible, via Board Resolution, to participate in the Plan effective January 1, 2014. Brady has received approval from the IRS to terminate the Precision Dynamics Cash Option 401(k) Plan and participant accounts will roll into the Plan prior to December 31, 2015.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution (net of participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
For any newly eligible participant, the Plan will automatically withhold 3% of the employee’s eligible compensation, on a pre-tax basis, unless a waiver form to opt-out of the plan is completed by the employee within ninety days of their hire date. The withheld funds will be deposited into an account under the employee’s name in the Plan. Effective January 1, 2014, the Plan automatically withheld 5% of the employee's eligible compensation into the Roth 401(k) option in absence of a designation by the participant.

Investments
Investment options include various mutual funds, a common collective trust fund, two money market funds, and Brady Corporation Class A Non-Voting Common Stock.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 1—DESCRIPTION OF THE PLAN (continued)
Vesting
The Plan provides for full vesting of participants’ contributions from the date they are made. Company contributions will become vested after a two-year period of continuous service. The participants’ share of the Company contribution becomes fully vested, in any event, upon normal retirement at age 65, termination due to permanent or total disability or death, or a plan termination.
Participants may withdraw their vested interests upon retirement, approved hardship withdrawal, death, disability, or other termination of employment. Withdrawals are made at the participant’s option in the form of a lump sum, installments, or in-kind in shares of Brady Corporation Class A Non-Voting Common Stock.

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a specified period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Forfeited Accounts
At December 31, 2014 and 2013, forfeited non-vested accounts totaled $131,503 and $42,896, respectively. These amounts were used to reduce Company contribution receivables as of December 31, 2014 and 2013.

 Notes Receivable from Participants
Participants may borrow up to 50% of their vested account balance. Individual loan amounts must be at least $1,000; however, aggregate loan amounts may not exceed $50,000. The interest rate for the loans is the prime rate. Loan terms may range from one to five years, or longer if for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. As of December 31, 2014, the interest rates on outstanding loans range from 3.25% to 9.00%.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments, including various mutual funds, a common collective trust fund, two money market funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses
Administrative expenses are paid by the Plan. This includes administrative, investment management, audit, legal and other miscellaneous fees of the Plan.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. There was $113,144 and $465,625 allocated to accounts of persons who have elected to withdraw from the Plan, but had not yet been paid as of December 31, 2014 and 2013 respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and expensed as incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits to the contributing participants. There were excess contributions of $697 and $0 for the years ended December 31, 2014 and 2013 respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 3—INVESTMENTS
The fair value of individual investments held which exceeded 5% of the net assets available for benefits at December 31, 2014 and 2013, was as follows:

	2014		2013
Growth Fund of America	$33,888,805		$33,120,473
Vanguard Institutional Index Fund	21,445,069		18,458,360
PNC Stable Value Fund*	16,770,183	**	18,359,999	**
T. Rowe Price Retirement 2030	15,511,670		14,771,809
Vanguard Total Bond Market Index Fund	13,970,948		13,296,904
LSV Value Equity Fund	13,855,402		13,552,577
Fidelity Diversified International Fund	13,124,999		14,222,407
T. Rowe Price Retirement 2040	12,886,540		11,503,022
T. Rowe Price Retirement 2020	12,113,290		10,593,456
Vanguard Prime Money Market Fund	***		10,474,200

*	Party-in-interest in the Plan.

**	This represents contract value which differs from fair value as noted in the supplemental schedule.

***	Less than 5% of the Plan's net assets

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Mutual funds	$1,062,363	$27,171,058
Common collective trust fund	42,336	42,771
Brady Corporation common stock	(315,368)	(322,067)
Net appreciation in fair value of investments	$789,331	$26,891,762

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 4—FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America (GAAP) establishes a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Additionally, GAAP defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Plan primarily applies the market approach for recurring fair value measurements and attempts to utilize the best available information. Accordingly, the Plan also utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The Plan's assets measured at fair market value are classified in one of the following categories:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any inputs that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 4—FAIR VALUE MEASUREMENT (continued)
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Brady common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The common collective trust fund is valued at the net asset value of the fund based on the fair value of the underlying investments and then adjusted by the issuer to contract value. The objectives of the common collective trust fund are to maximize current income, while maintaining principal and to provide for withdrawals for certain participant-initiated transactions under a plan without penalty or adjustments. The collective trust fund does not have a finite life, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.
The money market funds are valued at a stable $1.00 net asset value which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$43,689,242	$—	$—	$43,689,242
Balanced fund	21,445,069	—	—	21,445,069
Value funds	23,032,126	—	—	23,032,126
International funds	22,058,424	—	—	22,058,424
Target date funds	51,734,901	—	—	51,734,901
Bond funds	15,725,157	—	—	15,725,157
Other fund	3,032,247	—	—	3,032,247
Money market funds	—	9,814,609	—	9,814,609
Brady common stock	3,807,761	—	—	3,807,761
Common collective trust fund	—	17,029,216	—	17,029,216
Total	$184,524,927	$26,843,825	$—	$211,368,752

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 4—FAIR VALUE MEASUREMENT (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Level 1	Level 2	Level 3	Total
Mutual funds
Growth funds	$43,221,011	$—	$—	$43,221,011
Balanced funds	18,458,360	—	—	18,458,360
Value funds	23,377,116	—	—	23,377,116
International funds	23,851,015	—	—	23,851,015
Target date funds	45,486,497	—	—	45,486,497
Bond funds	14,860,395	—	—	14,860,395
Other funds	3,883,585	—	—	3,883,585
Money market funds	—	10,476,223	—	10,476,223
Brady common stock	3,280,172	—	—	3,280,172
Common collective trust fund	—	18,697,946	—	18,697,946
Total	$176,418,151	$29,174,169	$—	$205,592,320

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

NOTE 5—PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in unvested Company matching contributions in their accounts. Distribution of such account balances shall be made by the Trustee to the participants within a reasonable time.
NOTE 6—FEDERAL INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by PNC Bank (PNC or the Trustee). PNC received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.
NOTE 7—EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Plan invests in Company common stock. In addition, certain plan investments represent a common collective trust fund managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2014 and 2013, the Plan held 139,274 and 106,051 shares, respectively, of common stock of Brady Corporation, with a cost basis of $3,534,008 and $2,729,161, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income from the common stock of Brady Corporation of $96,852 and $88,464, respectively.

BRADY MATCHED 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013
NOTE 8—RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements are reported at contract value; however, they are recorded at fair value in the Plan’s Form 5500.
The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per financial statements	$214,993,678	$209,156,324
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	259,033	337,947
Benefits payable	(113,144)	—
Amounts reported per Form 5500	$215,139,567	$209,494,271

The following table reconciles the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2014	2013
Increase in net assets available for benefits per financial statements	$5,837,354	$28,004,998
Adjustment from contract value to fair value for fully benefit-responsive investment contract at end of year	259,033	337,947
Adjustment from contract value to fair value for fully benefit-responsive investment contract at beginning of year	(337,947)	(685,203)
Benefits payable	(113,144)	—
Amounts reported per Form 5500	$5,645,296	$27,657,742

NOTE 9—SUBSEQUENT EVENTS
Management evaluated subsequent events through June 25, 2015, the date the financial statements were issued. Events or transactions occurring after December 31, 2014, but prior to June 25, 2015 that provide additional evidence about conditions that existed at December 31, 2014 have been recognized in the financial statements for the year ended December 31, 2014. Events or transactions that provided evidence about conditions that did not exist at December 31, 2014 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2014.
This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

BRADY MATCHED 401(k) PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

EIN #: 39-0178960
Plan #: 003

Identity of Issuer, Lessor, or Similar Party	Cost**	Current Value
MUTUAL FUNDS
Growth Fund of America		$33,888,805
Fidelity Diversified International Fund		13,124,999
American Century Small Cap Value		9,176,724
LSV Value Equity Fund		13,855,402
T. Rowe Price Retirement 2010		6,028,707
T. Rowe Price Retirement 2020		12,113,290
T. Rowe Price Retirement 2030		15,511,670
T. Rowe Price Retirement 2040		12,886,540
T. Rowe Price Retirement 2050		4,716,947
T. Rowe Price Retirement Balanced Fund		477,747
Oppenheimer Developing Markets		8,193,561
Wasatch Frontier Emerging Small Countries		739,864
Voya Smallcap Opportunities		9,800,437
PIMCO CommoditiesPLUS Strategy Fund		3,032,247
Vanguard Institutional Index Fund		21,445,069
Vanguard Total Bond Market Index Fund		13,970,948
MFS Emerging Markets Debt		1,754,209

		180,717,166

COMMON COLLECTIVE TRUST FUND
PNC Stable Value Fund*		17,029,216

MONEY MARKET FUNDS
Vanguard Prime Money Market Fund		9,814,458
Brady Stock Liquidity Fund*		151

		9,814,609

COMMON STOCK
Brady Corporation Class A Non-voting*		3,807,761

NOTES RECEIVABLE from PARTICIPANTS, at various interest rates and due through September 23, 2044*		2,740,778

TOTAL ASSETS (HELD AT END OF YEAR)		$214,109,530

*	Party-in-interest in the Plan.
**	Investments are participant directed and as such cost information is not required.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BRADY MATCHED 401(k) PLAN

Date: June 25, 2015	/s/ WENDY SALMON
Wendy Salmon
Plan Administrative Committee Member